Exhibit 99.1

ARTICLES OF ASSOCIATION

of

SELINA HOSPITALITY PLC

(THE “COMPANY”)

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

(Adopted by special resolution passed on 13 July 2022)

Contents

Clause		Page

1	Exclusion of model articles (and any other prescribed regulations)	1

2	Defined terms	1

3	Liability of members	4

4	Issuing shares	4

5	Shares with special rights	4

6	Commissions on subscription for shares	4

7	Company not bound by less than absolute interests	5

8	Variation of rights	5

9	Rights to share certificates	5

10	No voting of shares on which money owed to company	6

11	Company’s lien over partly paid shares	6

12	Calls on shares	6

13	Failure to comply with call: automatic consequences	7

14	Notice of intended forfeiture	7

15	Directors’ power to forfeit shares	7

16	Effect of forfeiture	8

17	Procedure following forfeiture	8

18	Surrender of shares	9

19	Transfers of certificated shares	9

20	Transfers of uncertificated shares	10

21	Transmission of shares on death	10

22	Election of person entitled by transmission	10

23	Rights of person entitled by transmission	10

24	Uncertificated shares	11

25	Consolidation and subdivision	12

26	Payment of dividends	12

27	Non-cash distributions	13

28	Scrip dividends	13

29	Deductions from distributions in respect of sums owed to the Company	14

30	No interest on distributions	14

31	Payment procedure	14

32	Unclaimed distributions	15

33	Authority to capitalise and appropriation of capitalised sums	16

34	Annual general meetings	17

35	Organisation of general meetings	17

36	Notice of general meetings	18

37	Proceedings at general meetings	19

38	Quorum	19

39	Adjournment of general meetings	19

40	Chairing general meetings	20

41	Attendance and speaking by directors and non-members	21

42	Resolutions at general meetings	21

43	Amendments to resolutions	21

44	Withdrawal and ruling amendments out of order	21

45	Method of voting	21

46	Procedure on poll	23

47	Voting: general	23

48	Votes of joint holders	23

49	Member under incapacity	24

50	Errors and disputes	24

51	Appointment of proxies	24

52	More than one proxy	25

53	Delivery of proxy notices	25

54	Validity of proxy appointments	26

55	Revocation of proxy	26

56	Corporate representatives	27

57	Class meetings	27

58	Number of directors	27

59	Methods of appointing directors	27

60	Procedure for appointment or reappointment at general meeting	28

61	Annual retirement of directors	29

62	Termination of director’s appointment	29

63	Appointment and removal of alternates	30

64	Rights and responsibilities of alternate directors	30

65	Termination of alternate directorship	31

66	Directors’ general authority	31

67	Specific powers	31

68	Directors may delegate	32

69	Directors’ discretion to make rules	32

70	Directors to take decisions collectively	33

71	Calling a directors’ meeting	33

72	Participation in directors’ meetings	33

73	Number of directors and quorum for directors’ meetings	34

74	Chairing directors’ meetings	34

75	Voting at directors’ meetings: general rules	34

76	Proposing directors’ written resolutions	35

77	Adoption of directors’ written resolutions	35

78	Committees	35

79	Directors’ remuneration	35

80	Executive directors	36

81	Directors’ expenses	36

82	Pensions, insurance and other benefits	36

83	Authorisation	37

84	Interests	38

85	General	38

86	Record date	39

87	Notices to be in writing	39

88	Means of communication to be used	39

89	Communications to joint holders	41

90	Communications to persons entitled by transmission	41

91	Communications to directors	41

92	Failure to notify contact details	41

93	Service of notices	42

94	Secretary	43

95	Registers	43

96	Company seals	43

97	Authentication of documents	44

98	Destruction of documents	44

99	No right to inspect accounts and other records	46

100	Accounts to be sent to members	46

101	Failure to disclose interests in shares	46

102	Power to sell shares of untraced members	48

103	Indemnity and insurance	49

104	Winding up	49

105	Disputes	50

PART 1

INTERPRETATION AND LIMITATION OF LIABILITY

1	Exclusion of model articles (and any other prescribed regulations)

No regulations or articles set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies (including the regulations in the Companies (Model Articles) Regulations 2008 (SI 2008/3229)) shall apply as the articles of the Company. The following shall be the articles of association of the Company.

2	Defined terms

2.1	In the articles, unless the context requires otherwise:

Act means the Companies Act 2006, including any modification or re-enactment of it for the time being in force;

Adoption Date means the date with effect from which these articles are adopted by the Company;

address includes any number or address used for the purposes of sending or receiving documents or information by electronic means;

appointor has the meaning given in article 63;

articles means these articles of association as altered from time to time and article shall be construed accordingly;

bankruptcy includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland that have an effect similar to that of bankruptcy;

board means the board of directors of the Company from time to time or the directors present or deemed to be present at a duly convened quorate meeting of the directors;

certificate means a paper certificate (other than a share warrant) evidencing a person’s title to specified shares or other securities;

certificated in relation to a share, means that it is not an uncertificated share;

clear days means, in relation to a period of notice, that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

Companies Acts means the Companies Acts (as defined in section 2 of the Act), in so far as they apply to the Company and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company;

depositary means any depositary, clearing agency, custodian, nominee or similar entity approved by the board that holds, or is interested directly or indirectly, shares for the purpose of facilitating beneficial ownership of such shares by another person, including for the avoidance of doubt DTC and any affiliate or nominee thereof, including Cede & Co., and any successors thereto;

director means a director of the Company from time to time, and includes any person occupying the position of director, by whatever name called;

distribution recipient has the meaning given in article 31;

document includes, unless otherwise specified, any document sent or received in electronic form;

Document has the meaning given in article 88.1;

DTC means The Depository Trust Company;

electronic facility mean a device, system, procedure, method or other facility providing an electronic means of attendance at or participation in (or both attendance at and participation in) a general meeting determined by the board pursuant to article 35.2;

fully paid in relation to a share, means that the nominal value and any premium to be paid to the Company in respect of that share have been paid to the Company;

hard copy form has the meaning given in section 1168 of the Act;

holder in relation to a share means the person whose name is entered in the register of members as the holder of the share;

instrument means a document in hard copy form;

ordinary shares means the voting ordinary shares in the capital of the Company having the rights set out in the articles;

paid means paid or credited as paid;

partly paid in relation to a share means that part of that share’s nominal value or any premium at which it was issued has not been paid to the Company;

relevant system means a computer-based system which allows units of securities without written system instruments to be transferred and endorsed pursuant to the uncertificated securities rules, which for the avoidance of doubt shall include any settlement system operated by a depositary;

seal means any common or official seal that the Company may be permitted to have under the Companies Acts;

secretary means the secretary of the Company or, if there are joint secretaries, any of the joint secretaries and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary of the Company;

shares means shares in the Company (of whatever class);

uncertificated in relation to a share means that, by virtue of legislation (other than section 778 of the Act) permitting title to shares to be evidenced and transferred without a certificate, title to that share is evidenced and may be transferred without a certificate;

uncertificated securities rules means any provisions of the Companies Acts relating to the holding, evidencing of title to, or transfer of uncertificated shares and any legislation, rules or other arrangements made under or by virtue of such provision; and

writing means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise, and written shall be construed accordingly.

2.2	In the articles:

(a)

unless the context otherwise requires other words or expressions contained in the articles bear the same meaning as in the Act (including for the avoidance of doubt the uncertificated securities rules) as in force on the Adoption Date, save that company shall include any company, corporation or other body corporate, wherever and however incorporated or established;

(b)

references to a document being signed or to signature include references to its being signed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified by the legislation;

(c)	where, in relation to a share, reference is made to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time;

(d)

references to a Document being sent or given to or by a person mean such Document, or a copy of such Document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by the articles, and sending and giving shall be construed accordingly;

(e)

words denoting the singular number include the plural number and vice versa; words denoting one gender include other genders; and person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality);

(f)	includes and including means includes without limitation or including without limitation;

(g)	headings are inserted for convenience only and do not affect construction;

(h)	a reference to a meeting:

(i)

shall mean a meeting convened and held in any manner permitted by the articles, including a general meeting at which some or all of those entitled to be present attend and participate by electronic means, and such persons shall be deemed to be present at that meeting for all purposes of the Acts and the articles, and attend, participate, attending, participating, attendance, participation, presence, absence and refuse entry shall be construed accordingly;

(ii)	shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person

(i)	a reference to a committee includes sub-committee;

(j)	a reference to the exercise of a power or discretion by the board shall include a reference to the exercise of such power or discretion by any person or committee to whom it has been delegated;

(k)	powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them;

(l)	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and

(m)

except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under the articles or under another delegation of the power.

2.3

Nothing in the articles shall preclude the holding and conducting of a meeting in such a way that persons who are not present together at the same place may by electronic means attend and speak and vote at it.

PART 2

SHARES CAPITAL AND DISTRIBUTIONS

GENERAL

3	Liability of members

The liability of the members is limited to the amount, if any, unpaid on the shares in the Company held by them.

4	Issuing shares

Subject to any resolution of the Company in general meeting and to any provision of the articles, the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise deal with or dispose of shares to such persons on such terms and conditions, including consideration, and at such times as it thinks fit.

5	Shares with special rights

Subject to the Companies Acts and the articles, but without prejudice to the rights attached to any existing share or class of shares, the Company may issue shares with such rights or restrictions with regard to dividend, voting, attendance at meetings, return of capital, the terms, conditions and manner of redemption, purchase by the Company or otherwise, as may be determined by ordinary resolution or, if the Company has not so determined, as the board may determine. Such rights and restrictions shall apply to the relevant shares as if the same were set out in the articles.

6	Commissions on subscription for shares

The Company may pay any person a commission in consideration for that person subscribing, or agreeing to subscribe, for shares, or procuring, or agreeing to procure, subscriptions for shares. Any such commission may be paid in cash, or in fully paid or partly paid shares or other securities, or partly in one way and partly in the other, and in respect of a conditional or an absolute subscription.

INTERESTS IN SHARES

7	Company not bound by less than absolute interests

Except as required by law, no person is to be recognised by the Company as holding any share upon any trust, and except as otherwise required by law or the articles, the Company is not in any way to be bound by or recognise any interest in a share other than the holder’s absolute ownership of it and all the rights attaching to it.

VARIATION OF RIGHTS

8	Variation of rights

8.1

If at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights; or

(b)

in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

8.2	Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by:

(a)	the purchase by the Company of any of its own shares or the holding of such shares as treasury shares;

(b)

the allotment of another share ranking in priority, equally with or subsequent, for payment of a dividend or in respect of capital, or which confers on its holder voting rights more, equally or less favourable than those conferred by that share or class of shares; or

(c)

the Company permitting, in accordance with the uncertificated securities rules, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

9	Rights to share certificates

9.1

Subject to article 9.4, on becoming the holder of any certificated share, every person shall be entitled, without payment, to have issued to him within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name (and on transferring a part of his holding of certificated shares, to a certificate for the balance of his holding of certificated shares) or, upon payment for every certificate after the first of such reasonable sum as the board may determine, several certificates each for one or more of his shares.

9.2

When a member’s holding of shares of a particular class increases, the Company may issue that member with a single, consolidated certificate in respect of all the shares of a particular class that the member holds or a separate certificate in respect of only those shares by which that member’s holding has increased.

9.3

Every certificate shall be issued under the seal or under such other form of authentication as the board may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them.

9.4	No certificate may be issued in respect of shares of more than one class, and the Company shall not be bound to issue more than one certificate for shares held jointly by two or more persons.

9.5

If a certificate issued in respect of a member’s shares is damaged or defaced or said to be lost, stolen or destroyed, then that member is entitled to be issued with a replacement certificate in respect of the same shares. A member exercising the right to be issued with such a replacement certificate must return the certificate which is to be replaced to the Company if it is damaged or defaced, and comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the board may determine.

PARTLY PAID SHARES

10	No voting of shares on which money owed to company

No voting rights attached to any share may be exercised at any general meeting, at any adjournment of it or at any poll called at or in relation to it unless all of the amounts payable to the Company in respect of that share have been paid.

11	Company’s lien over partly paid shares

11.1

The Company has a first lien over every share that is partly paid for all moneys in respect of the share’s nominal value, or any premium at which it was issued, that have not been paid to the Company and are payable immediately or at a fixed time in the future, whether or not a call has been made on such sums.

11.2

The Company’s lien over a share takes priority over any third party’s interest in that share, and extends to any amount (including dividends) payable in respect of that share and (if the lien is enforced and the share is sold by the Company) the proceeds of sale of that share.

11.3	The board may at any time decide that a share that is or would otherwise be subject to the Company’s lien shall not be subject to it, either wholly or in part.

12	Calls on shares

12.1

Subject to the articles and the terms on which shares are allotted, the board may from time to time by notice make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). A member must (subject to receiving at least 14 clear days’ notice specifying when and how the call is to be paid) pay to the Company the amount called on the shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or in part and the fixed time for payment may be postponed in whole or in part as the board may determine. Subject to the terms of allotment, the board may differentiate between the holders in the amounts and times of payment of calls on their shares. A person on whom a call is made remains liable even if the shares in respect of which the call is made are subsequently transferred.

12.2	A call shall be deemed to have been made at the time when the resolution of the board authorising the call was made.

12.3

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment (as applicable). If it is not so paid the provisions of the articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

12.4	Joint holders of a share are jointly and severally liable to pay all calls in respect of that share.

12.5

The board may, if it thinks fit, receive from any member willing to advance the same, all or any part of the monies uncalled and unpaid on the shares held. Such payment in advance of calls shall, to the extent of the payment, extinguish the liability on the shares on which it is made. Unless the board agrees otherwise with the member, no interest is payable on the money paid in advance.

13	Failure to comply with call: automatic consequences

13.1	If a person is liable to pay a call and fails to do so by the date on which the call is payable:

(a)	the board may issue a notice of intended forfeiture to that person; and

(b)

until the call is paid, that person must pay the Company interest on the call from the date the call was due and payable at the rate fixed by the terms of allotment or in the notice of call, or if no rate is fixed in either of these ways, 5 per cent per annum or (if higher) the appropriate rate (as defined in the Act), but the board may waive an obligation to pay interest on a call in whole or in part.

14	Notice of intended forfeiture

A notice of intended forfeiture must:

(a)	be sent to the holder of that share or to a person entitled to it by reason of the holder’s death, bankruptcy or otherwise;

(b)	require payment of the call and any accrued interest by a date that is not less than 14 days after the date of the notice; and

(c)	state how the payment is to be made and that if the notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.

15	Directors’ power to forfeit shares

If a notice of intended forfeiture is not complied with, the board may at any time before the required payment has been made decide that any share in respect of which it was given is forfeited. The forfeiture shall include all dividends and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

16	Effect of forfeiture

16.1

Subject to the articles, the forfeiture of a share extinguishes all interests in that share, and all claims and demands against the Company in respect of it, and all other rights and liabilities incidental to the share as between the person whose share it was prior to the forfeiture and the Company, other than those rights and liabilities expressly saved by the articles or as are given or imposed by the Act in the case of past members.

16.2

A forfeited share is deemed to have been forfeited when the board decide that it is forfeited, and is deemed to be the property of the Company until cancelled, and may be sold, re-allotted or otherwise disposed of in favour of any person as the board thinks fit.

16.3	If a person’s shares have been forfeited:

(a)

the Company must send that person notice that forfeiture has occurred and record it in the register of members, however no forfeiture shall be invalidated by the omission to give such notice or to make such entry in the register;

(b)	that person ceases to be a member in respect of those shares and must surrender the certificate for the shares forfeited to the Company for cancellation;

(c)

that person remains liable to the Company for all sums payable by that person under the articles at the date of forfeiture in respect of those shares, including any interest (whether accrued before or after the date of forfeiture); and

(d)

the board may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

16.4	At any time before the Company disposes of a forfeited share, the board may decide to cancel the forfeiture on payment on such terms as they think fit.

17	Procedure following forfeiture

17.1

If a forfeited share is to be disposed of by being transferred, the Company may receive the consideration for the transfer and the board may authorise any person to execute the instrument of transfer. A person to whom a forfeited share is transferred is not bound to see to the application of the consideration (if any) nor is that person’s title to the share affected by any irregularity in or invalidity of the process leading to the forfeiture or transfer of the share.

17.2

A statutory declaration by a director or the Company secretary that the declarant is a director or the Company secretary and that a share has been forfeited on a specified date is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share, and subject to compliance with any other formalities of transfer required by the articles or by law, constitutes a good title to the share.

17.3

If the Company sells a forfeited share, the net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (on surrender to the Company for cancellation of the certificate in respect of the share sold and, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale

17.4

the person who held it prior to its forfeiture is entitled to receive from the Company the net proceeds of such sale, after payment of the costs, and excluding any amount that was, or would have become, payable, and had not, when that share was forfeited, been paid by that person in respect of that share, but no interest is payable to such a person in respect of such proceeds and the Company is not required to account for any money earned on them.

18	Surrender of shares

18.1	The board may accept the surrender of any share liable to be forfeited and, in any event, references in the articles to forfeiture shall include surrender.

TRANSFER OF SHARES

19	Transfers of certificated shares

19.1

Certificated shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the board, which is executed by or on behalf of the transferor, and (if any of the shares is partly paid) the transferee. The transferor remains the holder of a certificated share until the transferee’s name is entered in the register of members as holder of it.

19.2	The directors may refuse to register the transfer of a certificated share if:

(a)	the transfer is to a bankrupt person or a minor;

(b)	the share is not fully paid;

(c)

the transfer is not lodged, duly stamped (if stampable), at the Company’s registered office or such other place as the board has appointed and (except where a certificate has not been issued in respect of the share) accompanied by the certificate for the shares to which it relates;

(d)	the transfer is in respect of more than one class of share;

(e)	the transfer is in favour of more than four transferees; or

(f)

the transfer is to a person that is subject to economic or financial sanctions or related restrictive measures imposed, administered or enforced from time to time by the United Nations Security Council, the United States of America, the European Union (including any of its member states), the United Kingdom, any country that exercises jurisdiction over any member of the Group, or the respective governmental institutions and agencies of any of the foregoing.

19.3

If the directors refuse to register the transfer of a share, the instrument of transfer must be returned to the transferee with a notice of refusal within two months after the date on which the instrument of transfer was lodged unless they suspect that the proposed transfer may be fraudulent.

19.4	No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.

19.5	The Company may retain any instrument of transfer which is registered.

19.6

The renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers to refuse to give effect to such a renunciation as if it were a transfer.

20	Transfers of uncertificated shares

The directors may refuse to register the transfer of uncertificated shares in the circumstances set out in the uncertificated securities rules or if the proposed transfer is in favour of more than four transferees.

TRANSMISSION OF SHARES

21	Transmission of shares on death

If a member dies, the survivors or survivor (where the member was a joint holder), and their executors or administrators (where the member was a sole holder or the only survivor of joint holders), shall be the only persons recognised by the Company as having any title to their shares. Nothing in the articles shall release the estate of a deceased member from any liability for any share that has been solely or jointly held by such member.

22	Election of person entitled by transmission

22.1

Any person becoming entitled to a share because of the death or bankruptcy of a member, or otherwise by operation of law, may (on such evidence as to their title being produced as the board may require) elect either to become registered as a member or to have some person nominated by them registered as a member. If such person elects to become registered themselves, they shall notify the Company to that effect. If such person elects to have some other person registered, they shall execute an instrument of transfer of such share to that person. All the provisions of the articles relating to the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and their death, bankruptcy or other event had not occurred.

22.2

The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

23	Rights of person entitled by transmission

A person entitled to a share by transmission shall, on production of any evidence as to their entitlement required by the board and subject to article 22, have the rights to which they would be entitled if they were the holder of the share, except that they shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares. A person entitled to a share who has elected for that share to be transferred to some other person pursuant to article 22 shall cease to be entitled to any rights in relation to such share upon that other person being registered as the holder of that share.

SHARES NOT HELD IN CERTIFICATED FORM

24	Uncertificated shares

24.1	This article has effect subject to the uncertificated securities rules.

24.2	Any provision of the articles that is inconsistent with the uncertificated securities rules must be disregarded, to the extent that it is inconsistent, whenever the relevant rules apply.

24.3	Any share or class of shares of the Company may be issued or held on such terms, or in such a way, that:

(a)	title to it or them is not, or must not be, evidenced by a certificate; or

(b)	it or they may or must be transferred wholly or partly without a certificate.

24.4

Subject to the uncertificated securities rules, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

24.5	Without limiting article 24.4, the board:

(a)

has power to take such steps as they think fit in relation to the evidencing of and transfer of title to uncertificated shares (including in connection with the issue of such shares), any records relating to the holding of uncertificated shares, the conversion of certificated shares into uncertificated shares, and the conversion of uncertificated shares into certificated shares; and

(b)

may by notice to the holder of a share require that share if it is uncertificated, to be converted into certificated form, and if it is certificated, to be converted into uncertificated form, and in each case to be held in such form for so long as the board requires, to enable it to be dealt with in accordance with the articles.

24.6	If:

(a)	the articles give the board power to take action, or require other persons to take action, in order to sell, transfer or otherwise dispose of shares; and

(b)	uncertificated shares are subject to that power, but the power is expressed in terms that assume the use of a certificate or other written instrument,

the board may take such action as is necessary or expedient to achieve the same results when exercising that power in relation to uncertificated shares. Without limiting the foregoing or article 24.5, the board may take such action as they consider appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of an uncertificated share or otherwise to enforce a lien in respect of it.

24.7

Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class is held in uncertificated form, or is permitted in accordance with the uncertificated securities rules to become a participating security.

24.8	Unless the board otherwise determines, uncertificated shares held by a member must be treated as separate holdings from any certificated shares held by that member.

ALTERATIONS OF SHARE CAPITAL

25	Consolidation and subdivision

25.1	The Company may by ordinary resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; and

(b)

subdivide its shares, or any of them, into shares of a smaller amount than its existing shares, and determine that, as between the shares resulting from the subdivision, any of them may have any preference or advantage as compared with the others.

25.2

The board may settle any difficulty that arises in regard to any consolidation, division or subdivision as they see fit. In particular, without limitation, the board may sell to any person (including the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and where the shares to be sold are certificated, the board may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser. The transferee is not obliged to ensure that any purchase money is received by the person entitled to the relevant fractions, and their title to the shares is not affected by any irregularity in or invalidity of the process leading to their sale.

25.3

Where any holder’s entitlement to a portion of the proceeds of sale amounts to less than a minimum figure determined by the board, that member’s portion may be distributed to an organisation that is a charity for the purposes of the law of England and Wales, Scotland or Northern Ireland.

DISTRIBUTIONS

26	Payment of dividends

26.1	The Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

26.2

The board may pay interim dividends (including any dividend at a fixed rate) if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares that confer deferred or nonpreferred rights with regard to dividend as well as on shares that confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. If the board acts in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

26.3

Subject to the rights attaching to any shares, the board may determine in which currency or currencies any dividends or other monies payable on or in respect of a share may be declared or paid, the exchange rate and date for determining the value or currency conversions, and how any costs involved are to be met. Without limiting the previous sentence, with the consent of the depositary, the board may determine that a depositary should receive dividends in a currency other than the currency in which they were declared and can make arrangements accordingly; in particular, if a depositary has chosen or agreed to receive dividends in another currency, the board may make arrangements with the depositary for payment to be made to the depositary for value on the date on which the relevant dividend is paid, or a later date determined by the board, in each case using the exchange rate determined by the board.

26.4

Except as otherwise provided by the rights attached to shares, all dividends shall be paid according to the amounts paid up on the shares on which the dividend is paid, but no amount paid on a share in advance of the due date for payment of that amount shall be treated as paid on the share for the purpose of this article. Dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

27	Non-cash distributions

27.1

Subject to the terms of issue of the share in question, the board may at any time direct that any dividend may be satisfied wholly or partly by the distribution of assets, including paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including (a) issuing fractional entitlements (or ignoring fractions), (b) determining the value for distribution of any assets, (c) paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients, and (d) vesting any asset in a trustee.

27.2

If the shares in respect of which such a non-cash distribution is paid are uncertificated, any shares in the Company that are issued as a non-cash distribution in respect of them must be uncertificated.

28	Scrip dividends

28.1

Without limiting article 27, subject to the Act the board may offer to the holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares credited as fully paid instead of cash in respect of any dividend or any part (as determined by the board) of any dividend subject to the provisions set out below.

(a)	The board may specify a particular dividend or dividends or all or any dividends to be paid within a specified period, and may amend, suspend or terminate any offer pursuant to this article.

(b)

The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose relevant value shall be calculated by reference to the closing price or last sale price of an ordinary share, or such other price as the board may determine in its reasonable good faith judgment. A certificate or report by the Company’s auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c)

No fraction of a share shall be allotted and the board may make such provision as they think fit for any fractional entitlements including provision for the whole or part of the benefit of the fractional entitlements to be disregarded or to accrue to the Company, or for the value of the fractional entitlements to be retained and accumulated on behalf of any member (without entitlement to interest) and applied in paying up new shares in connection with a subsequent offer by the Company of the right to receive shares instead of cash in respect of a future dividend.

(d)

The board, either before or after determining the price and/or basis of allotment, will notify the members in writing of any right of election offered to them and shall send with or following such notice forms of election and specify the procedures to be followed and the place at which the latest date and time by which duly completed forms of election must be received in order to be effective. The board may permit members to make an election under this article for more than one dividend. No notice need be given to a holder who has previously made (and has not revoked) an earlier election to receive new shares in place of all future dividends.

(e)

The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f)

The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made (the elected ordinary shares). Instead, additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the board shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits that could otherwise have been applied in paying dividends in cash, as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g)

The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

29	Deductions from distributions in respect of sums owed to the Company

The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person’s transferee) becomes the holder of that share.

30	No interest on distributions

The Company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by the terms on which the share was issued.

31	Payment procedure

31.1

Where a dividend or other sum that is a distribution is payable in respect of a share, it shall be paid by such method as the board decides. Without limiting the foregoing, one or more of the following means may be used (and different means may be used for different recipients or groups of recipients):

(a)	transfer to a bank or building society account specified by the recipient either in writing or as the board may otherwise decide;

(b)

sending a cheque made payable to the recipient by post to the recipient at the recipient’s registered address (if the recipient is a holder of the share), or (in any other case) to an address specified by the recipient either in writing or as the board may otherwise decide;

(c)	in respect of an uncertificated share, by means of the relevant system including (subject to the approval of the board) to such persons and postal addresses as the depositary may direct;

(d)	sending a cheque made payable to such person by post to such person at such address as the distribution recipient has specified either in writing or as the board may otherwise decide; or

(e)	any other means of payment as the board agrees with the recipient either in writing or by such other means as the board decides.

31.2

Payment is sent at the risk of the recipient and the Company will not be responsible for a payment that is lost, rejected or delayed. The Company can rely on a receipt for a dividend or other money paid in relation to a share from any one of the joint recipients on behalf of all of them. The Company is treated as having paid a dividend if the cheque, warrant or similar financial instrument is cleared or if a payment is made using a relevant system or inter-bank transfer or other electronic means.

31.3	In the articles, the recipient of a distribution means, in respect of a share in respect of which a dividend or other sum is payable:

(a)	the holder of the share;

(b)	if the share has two or more joint holders, whichever of them is named first in the register of members; or

(c)	if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee.

32	Unclaimed distributions

32.1

Any dividend that has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account, but this shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques, and/or using any other method of payment, in respect of a share if those instruments have been returned undelivered, or left uncashed by, or another method of payment has failed, on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the recipient’s new address or account. The entitlement conferred on the Company by this article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

32.2

The Company may also cease to send any cheque or warrant, or to use any other method of payment, for any dividend payable in respect of a share if the recipient does not specify an address, or does not specify an account of a type prescribed by the board, or other details necessary in order to make a payment of a dividend by the means by which the board has decided in accordance with the articles that a payment is to be made, or by which the recipient has elected to receive payment.

32.3

If the Company sells a share under article 102, any dividend or other money payable in respect of the share outstanding at the time of sale shall be forfeited and the Company shall not be obliged to account to, or be liable in any respect to, the recipient.

CAPITALISATION OF PROFITS

33	Authority to capitalise and appropriation of capitalised sums

33.1	The board may, if authorised by an ordinary resolution:

(a)

subject to the articles, decide to capitalise any profits of the Company (whether or not they are available for distribution) that are not required for paying a preferential dividend, or any sum standing to the credit of any reserve or other fund (including retained earnings);

(b)

appropriate any sum that they so decide to capitalise to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend (the persons entitled) and in the same proportions, and apply such sum in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum, and allot such shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits that are not available for distribution may, for the purposes of this article, only be applied in paying up shares to be allotted to members credited as fully paid;

(c)

resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d)

make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned);

(e)

authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares, debentures or other obligations of the Company to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f)	generally do all acts and things required to give effect to such resolution.

PART 3

DECISION-MAKING BY MEMBERS

34	Annual general meetings

The board shall convene and the Company shall hold general meetings and annual general meetings in accordance with the requirements of the Companies Acts.

35	Organisation of general meetings

35.1

The board may call general meetings whenever and at such times as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene a general meeting in accordance with the requirements of the Companies Acts. If there are no directors then serving on the board of directors, any two members of the Company may call a general meeting for the purpose of appointing one or more directors.

35.2

The board shall determine in relation to each general meeting the means of attendance at and participation in the meeting, including whether the persons entitled to attend and participate in the general meeting shall be enabled to do so by simultaneous attendance and participation at a physical place (or places) anywhere in the world determined by it in accordance with article 35.3, or by means of electronic facility or facilities determined by it in accordance with article 35.4, or partly in one way and partly in another.

35.3

The board may resolve to enable persons entitled to attend and participate in a general meeting to do so by simultaneous attendance and participation at another place or places anywhere in the world designated by the board as a satellite meeting place. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

(b)

hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c)	be heard and seen by all other persons so present in the same way.

35.4

Without limiting article 35.3, the board may resolve to enable persons entitled to attend and participate in a general meeting to do so by simultaneous attendance pursuant to the electronic facility or facilities specified in the notice of general meeting. The members or their proxies present shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid, if the chairman of the general meeting is satisfied that adequate facilities are available throughout the meeting to enable that members attending the by electronic means are able to participate, hear and be heard at it. The board may make arrangements for any documents that are required to be made available to the meeting to be accessible electronically to members or their proxies.

35.5

If, after the sending of the notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place(s) (including any electronic facility(ies)) specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place(s) (including any electronic facility(ies)). If such a decision is made, the board may then change the place(s) (including any electronic facility(ies)) and/or postpone the date and/or time again if it considers that it is reasonable to do so. In either case:

(a)

no new notice of the general meeting need be sent but the board shall take reasonable steps to ensure that notice of the change of date, time, place(s) (including any electronic facility(ies)) for the postponed meeting appear at the original time and at the original place (s) (including any electronic facility(ies)); and

(b)

the appointment of a proxy will be valid if it is delivered and received as required by the articles not less than 48 hours before the time appointed for holding the postponed meeting. When calculating the 48 hour period mentioned in this article, the board can decide not to take account of any part of a day that is not a working day.

No business shall be transacted at any postponed meeting other than business that might properly have been transacted at the meeting had it not been postponed.

35.6	The board or the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security and orderliness of a general meeting including:

(a)	in the case of physical places, ticketing requirements and requirements to produce evidence of identity and restrictions in items of personal property to be taken into the meeting; and

(b)

in the case of electronic facilities, measures necessary to ensure the identification of those taking part and the security of the electronic facility(ies) and proportionate to such objectives. In this respect, the board may authorise any voting application, system or facility for attendance and participation as it sees fit.

35.7	The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

36	Notice of general meetings

36.1

Notice of an annual general meeting shall be delivered to the members no less than 21 clear days before the time for convening such meeting. Notice of any other general meeting shall be delivered to the members no less than 14 clear days before the time for convening such meeting.

36.2

Subject to the Companies Acts, the notice shall specify the time, date and place(s) of the meeting and the general nature of the business to be dealt with. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

36.3

If the board determines that a general meeting shall be held (in whole or in part) by means of electronic facility or facilities, the notice shall specify the means, or all different means, of attendance and participation determined by the board and any access, identification and security arrangements determined by the board.

36.4

The accidental omission to give notice of any meeting, or to send any notification where required by the Companies Act or the articles in relation to the publication of a notice of meeting on a website, or to send an instrument of proxy (where this required by the Companies Act or the articles) to, or the non-receipt of any of these by, any person entitled to receive the same shall not invalidate the proceedings of that meeting, whether or not the Company is aware of such omission or non-receipt.

37	Proceedings at general meetings

37.1

Subject to the Companies Acts and any restrictions imposed on any shares (including pursuant to the articles), each member shall be entitled to receive notice of, and to attend, speak and vote at, all general meetings.

37.2	The board may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

37.3

All persons seeking to attend and participate in a general meeting by way of electronic facility or facilities shall be responsible for maintaining adequate facilities to enable them to do so. Subject only to the requirement for the chairman of the meeting to adjourn a general meeting in accordance with the provisions of the articles, any inability of a person or persons to attend or participate in a general meeting by way of electronic facility or facilities shall not invalidate the proceedings of that meeting.

37.4

In determining attendance at a general meeting, it is immaterial whether any two or more members attending it are in the same place as each other. Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

38	Quorum

38.1

No decisions will be taken at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. The quorum for holding a general meeting is the presence of at least two members, present or by proxy. No business shall be transacted at a general meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

39	Adjournment of general meetings

39.1

If a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and with such means of attendance and participation (including at such place(s) and/or by means of such electronic facility(ies)) as the chairman of the meeting may, subject to the Companies Acts, determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

39.2	Without limiting article 39.1 or any other power of adjournment the chairman of the general meeting may have under the articles or at law, the chairman may:

(a)	with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting;

(b)	without the consent of the meeting:

(i)	adjourn the meeting before or after it has commenced, if they consider that:

(a)	there is not enough room for the number of members and proxies who wish to attend the meeting;

(b)	the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

(c)	an adjournment is necessary to protect the safety of any person attending the meeting; or

(d)	an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out; and

(ii)

interrupt or adjourn the general meeting and/or change the electronic facility(ies) if it appears to them that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in article 35.3, or an electronic facility has become inadequate for the purposes referred to in article 35.4.

39.3

If so adjourned, the chairman of the meeting shall either specify the date, time and place(s) (including, if applicable, electronic facility(ies)) to which the meeting is adjourned or state that it is adjourned to such date, time and place(s) (including, if applicable, electronic facility(ies)) as the board may determine, notwithstanding that by reason of such adjournment some members many be unable to be present at the adjourned meeting. Any such member may nonetheless appoint a proxy for the adjourned meeting in accordance with the articles.

39.4	No business shall be dealt with at an adjourned meeting other than business that might properly have been dealt with at the meeting had the adjournment not taken place.

39.5

It is not necessary to give notice of the adjournment or, unless the continuation of the adjourned meeting is to take place more than one month after it was adjourned, notice of the adjourned meeting or the business to be transacted at it.

39.6	Unless the chairman specifies otherwise, all business conducted at a general meeting up to the time of its adjournment shall be valid.

40	Chairing general meetings

The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If none is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, they shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose a member present in person to be chairman.

41	Attendance and speaking by directors and non-members

41.1	Directors may attend and speak at general meetings, whether or not they are members.

41.2

The chairman of the meeting may permit other persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and speak at a general meeting.

VOTING AT GENERAL MEETINGS

42	Resolutions at general meetings

42.1	Save as otherwise provided in the articles, a decision at a general meeting shall be adopted by an ordinary resolution.

42.2	Subject to the Companies Acts, anything that can be done by passing an ordinary resolution, can also be done by passing a special resolution.

43	Amendments to resolutions

43.1

If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

43.2	An amendment may, with the consent of the chairman, be withdrawn by its proposer before it is voted on.

43.3	No amendment to a resolution duly proposed as a special resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error).

43.4	No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either:

(a)

at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been received by the Company; or

(b)	the chairman of the meeting decides that the amendment may be considered and voted on.

44	Withdrawal and ruling amendments out of order

With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on. If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

45	Method of voting

45.1	For so long as any shares are held in a relevant system operated by DTC:

(a)	any resolution put to the vote of a general meeting must be decided on a poll; and

(b)	this Article 45.1 may only be removed, amended or varied by resolution of the members passed unanimously at a general meeting of the Company.

45.2	If no shares are held in a relevant system operated by DTC:

(a)

a resolution put to the vote at a general meeting held in whole or part by means of electronic facility or facilities shall, unless the chairman of the meeting determines that it shall (subject to the remainder of this article) be decided on a show of hands, be decided on a poll, which poll votes may be cast by such electronic means as the board or the chairman deems appropriate for the purposes of the meeting; and

(b)

subject to article 45.2(a), a resolution put to the vote at a general meeting shall be decided on a show of hands unless the Company’s intention to call a poll on the resolution is stated in the notice to the general meeting or, before or on the declaration of the result of a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded.

45.3	Subject to the Companies Acts, a poll on a resolution may be demanded by:

(a)	the chairman of the meeting;

(b)	the directors;

(c)	at least five members present in person (or by proxy) and entitled to vote at the meeting;

(d)	a member or members present in person (or by proxy) representing at least one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(e)

a member or members present in person (or by proxy) holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to at least one-tenth of the total sum paid up on all the shares conferring that right.

45.4	The chairman of the meeting may also demand a poll before a resolution is put to the vote on a show of hands.

45.5	At general meetings, resolutions shall be put to the vote by the chairman of the meeting and there shall be no requirement for the resolution to be proposed or seconded by any person.

45.6	A demand for a poll may be withdrawn if the poll has not yet been taken and the chairman of the meeting consents to the withdrawal.

45.7

Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

46	Procedure on poll

46.1

Subject to article 46.2, a poll shall be taken as the chairman of the meeting directs. The chairman may appoint scrutineers (who need not be members) and decide the time and means for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

46.2

A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken either at the meeting or at such time and by such means of attendance and participation (including at such place(s) and/or by means of such electronic facility(ies)) as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

46.3

No notice need be sent of a poll not taken at the meeting at which it is demanded if the time at and means by which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time at and means by which the poll is to be taken.

47	Voting: general

47.1	Subject to the Companies Acts, and any rights or restrictions attached to any shares and the articles (including restrictions imposed under the articles) on a vote on a resolution:

(a)	on a show of hands:

(i)	every member who is present in person has one vote;

(ii)	subject to paragraph 47.1(a)(iii) every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote;

(iii)

a proxy has one vote for and one vote against the resolution if he has been duly appointed by more than one member entitled to vote on the resolution, and has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it; and

(b)	on a poll, every member present in person or by proxy shall have one vote for every share of which he is the holder.

47.2	If a member or his duly appointed proxy present at a general meeting is entitled to more than one vote on a poll, he does not have to use all of his votes or cast all of his votes in the same way.

47.3	In the case of equality of votes whether on a show of hands or on a poll, the chairman of the meeting shall not be entitled to a casting vote.

48	Votes of joint holders

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

49	Member under incapacity

A member in respect of whom an order has been made by any court having jurisdiction in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court and the person so authorised may exercise other rights in relation to general meetings, including appointing a proxy. Evidence to the satisfaction of the board of the authority of the person claiming the right to vote shall be delivered to the Company at such place or places as are specified in accordance with the articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

50	Errors and disputes

50.1

If any votes are counted that ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman of the meeting, it is of sufficient magnitude to vitiate the result of the voting. The decision of the chairman of the meeting shall be final.

50.2

The Company shall not be bound to enquire whether any proxy or corporate representative has voted in accordance with the member’s instructions and if a proxy or representative does not do so the vote or votes cast shall nevertheless be valid for all purposes.

PROXIES AND CORPORATE REPRESENTATIVES

51	Appointment of proxies

51.1

Subject to article 51.2, an instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) and signed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be signed by the appointor or their attorney or, if the appointor is a corporation, signed by a duly authorised officer, attorney or other authorised person or under its common seal.

51.2

Subject to the Companies Acts, the board may (and shall for so long as any shares are held in a relevant system by a depositary or if and to the extent that the Company is required to do so by the Companies Acts) allow an appointment of proxy to be sent or supplied in electronic form subject to any conditions or limitations as the board may specify (and in the case of a proxy relating to shares held by a depositary, this may include a voter instruction form to be provided to the Company by third parties on behalf of the depositary).

51.3

Where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, an appointment of proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

51.4	A proxy need not be a member.

51.5	The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

52	More than one proxy

A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes that any other proxy has been appointed by that member to exercise.

53	Delivery of proxy notices

53.1	Without prejudice to article 35.5(b) or to the second sentence of article 39.3, the appointment of a proxy shall:

(a)	in the case of an instrument, be delivered by hand or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i)	in the notice convening the meeting; or

(ii)	in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to article 35.5) to which it relates;

(b)	in the case of an appointment made by electronic means, where the Company has specified an address for the purpose of receiving appointment of proxies by electronic form:

(i)	in the notice convening the meeting;

(ii)	in a form of proxy sent by or on behalf of the Company in relation to the meeting;

(iii)	in an invitation to appoint a proxy issued by the Company in relation to the meeting; or

(iv)	on a website maintained by or on behalf of the Company that identifies the Company,

be delivered to such address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to article 35.5) to which it relates;

(c)

in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d)

in the case of an instrument only, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

The board may determine that in calculating the periods mentioned in this article, no account shall be taken of any part of a day that is not a working day.

53.2	Where the appointment of a proxy is expressed to have been or purports to have been signed by a person on behalf of the holder of a share:

(a)	the Company may treat the appointment as sufficient evidence of the authority of that person to make, send or supply the appointment on behalf of that holder;

(b)

that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of reasonable evidence of the authority under which the appointment has been made, sent or supplied (which may include a copy of such authority certified notarially or in some other way approved by the board), to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c)

whether or not a request under article 53.2(b) has been made or complied with, the Company may determine that it has insufficient evidence of authority of that person to sign the appointment on behalf of the holder and may treat the appointment as invalid.

54	Validity of proxy appointments

54.1

A proxy appointment that is not delivered or received in accordance with article 53.1 shall be invalid. No proxy appointment shall be valid more than 12 months after the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting even after the 12 months if it was valid for the original meeting. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one that was last delivered or received shall be treated as replacing or revoking the others as regards that share, provided that if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share, it shall be entitled to determine which proxy appointment (if any) is to be treated as valid. Subject to the Companies Acts, the Company may determine when a proxy appointment shall be treated as delivered or received for the purposes of the articles. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is sent in electronic form as provided in the articles but, because of a technical problem, it cannot be read by the recipient.

54.2

Proxy notices may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions. Unless a proxy notice indicates otherwise, it must be treated as (i) allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the meeting, and (ii) appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself. A proxy appointment shall be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit.

55	Revocation of proxy

A vote given or poll demanded by proxy shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was delivered in writing to the Company at such place or address at which an appointment of proxy may be duly received under article 53.1 not later than the last time at which an appointment of proxy should have been received under article 53.1 in order for it to be valid.

56	Corporate representatives

56.1

A corporation that is a member may, by resolution of its directors or other governing body, authorise such person(s) as it thinks fit to act as its representative(s) at any meeting of the Company or at any separate meeting of the holders of any class of shares. The corporation shall for the purposes of the articles be deemed to be present in person and at any such meeting if a person so authorised is present at it. The Company may require such person or persons to produce a certified copy of the resolutions before permitting them to exercise their powers.

56.2

A vote given or a poll demanded by a corporate representative shall be valid notwithstanding that the representative is no longer authorised to represent the member unless notice of the revocation of appointment was delivered in writing to the Company at such place or address and by such time as is specified in article 53.1 for the receipt of an appointment of proxy.

APPLICATION OF RULES TO CLASS MEETINGS

57	Class meetings

The provisions of the articles relating to general meetings apply, with any necessary modifications, to meetings of the holders of any class of shares, except that the necessary quorum shall be (i) at any such meeting other than an adjourned meeting, two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares); and (ii) at an adjourned meeting, one person holding shares of the class in question (other than treasury shares) or their proxy.

PART 4

DIRECTORS

APPOINTMENT OF DIRECTORS

58	Number of directors

Unless otherwise determined by ordinary resolution, the number of directors shall not be less than two and not more than 12.

59	Methods of appointing directors

59.1

The Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, provided that the appointment does not cause the number of directors to exceed the number, if any, determined by or in accordance with the articles as the maximum number of directors. The election of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

59.2

The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, determined by or in accordance with the articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting. If not elected at such general meeting, he shall vacate office at its conclusion.

60	Procedure for appointment or reappointment at general meeting

60.1	No person other than a retiring director (by rotation or otherwise) shall be appointed or reappointed a director at any general meeting unless:

(a)	they are recommended by the board; or

(b)

not less than seven nor more than 42 days before the date appointed for holding the meeting, notice signed by two or more members entitled to attend and vote on the appointment or reappointment holding shares of an aggregate nominal value of $1,000 (none of them being the person to be proposed) has been received by the Company of the intention to propose that person for election stating the particulars which would, if they were so elected, be required to be included in the Company’s register of directors, together with notice signed by that person of their willingness to be elected.

60.2	Except as otherwise authorised by the Companies Acts, the election of any person proposed as a director shall be effected by a separate resolution.

60.3

A director who retires at an annual general meeting may, if willing to act, be re-elected. If the Company does not fill the vacancy at the meeting at which he retires the director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the director’s reappointment is put to the meeting and lost. If he is not re-elected or deemed re-elected, he shall retain office until the meeting elects someone in his place, or if it does not do so, until the end of the meeting or when a resolution to re-elect the director is put to the meeting and lost.

60.4	If:

(a)

at the annual general meeting in any year any resolution or resolutions for the appointment or re-appointment of the persons eligible for appointment or re-appointment as directors are put to the meeting and lost; and

(b)	at the end of that meeting the number of directors is fewer than the minimum number of directors required by the articles,

all retiring directors who stood for re-appointment at that meeting shall be deemed to have been re-appointed as directors and shall remain in office, but they may only act for the purpose of filling vacancies, convening general meetings of the Company and performing such duties as are essential to maintain the Company as a going concern, and not for any other purpose. Such directors shall convene a general meeting as soon as reasonably practicable following that meeting and shall retire from office at that meeting. If at the end of any meeting convened under this article the number of directors is fewer than the minimum number of directors required by the articles, this article shall also apply to that meeting.

60.5	A director need not be a member of the Company.

61	Annual retirement of directors

61.1

With effect from the Adoption Date, the directors shall be divided into three classes of directors, designated as “Class I”, “Class II” and “Class III”, respectively. The number of directors in each class shall be as nearly equal as possible.

61.2

The Class I directors shall stand elected for a term expiring at the Company’s first annual general meeting following the Adoption Date, the Class II directors shall stand elected for a term expiring at the Company’s second annual general meeting following the Adoption Date, and the Class III Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the Adoption Date.

61.3

Commencing at the Company’s first annual general meeting following the Adoption Date, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election.

61.4

In the event of any increase in the number of directors, the newly created directorships resulting from such increase shall be apportioned by the board among the classes of directors so as to maintain such classes as nearly equal as possible. No decrease in the number of directors shall shorten the term of any incumbent director.

61.5	Notwithstanding the foregoing provisions, each director shall serve until their successor is duly elected and qualified or until their earlier death, resignation or removal.

62	Termination of director’s appointment

A person ceases to be a director (and a member of any committee) as soon as:

(a)	that person ceases to be a director by virtue of any provision of the Companies Acts or is prohibited from being a director by law or (if applicable) any rules of [NASDAQ] [NYSE];

(b)	a bankruptcy order is made against that person;

(c)	a composition is made with that person’s creditors generally in satisfaction of that person’s debts;

(d)

a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

(e)	by reason of that person’s mental health, a court makes an order that wholly or partly prevents that person from personally exercising any powers or rights that the person would otherwise have;

(f)	written notice is received by the Company from the director that the director is resigning from office as director, and such resignation has taken effect on delivery or in accordance with its terms;

(g)	in the case of a director who holds any executive office, his appointment as such is terminated or expires and the board resolves that he should cease to be a director;

(h)	that person is absent without permission of the board from all meetings of the board held during a continuous period of six months or more and the board resolves that he should cease to be a director;

(i)

that person is requested to resign by no fewer than all of the other directors by notice in writing addressed to the director, and such request may consist of several copies each signed by one or more directors. In calculating the number of directors who are required to give such a notice, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose;

(j)

that person is removed from office by a resolution of the board passed at a meeting of the board at which every director is present (other than the holder of the office to be vacated) and in respect of which no fewer than all of the other directors have voted in favour. In calculating the number of directors who are required to pass such a resolution, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose; and

(k)	that person is convicted of a criminal offence (other than a motoring offence not resulting in disqualification) and the board resolves that their office be vacated.

Termination pursuant to article 62(g), 62(i) and 62(j) shall be without prejudice to any claim for damages for breach of any contract between the director and the Company.

ALTERNATE DIRECTORS

63	Appointment and removal of alternates

63.1

Any director other than an alternate director (the appointor) may appoint as an alternate any other director, or any other person approved by resolution of the board and willing to act and permitted by law to do so, to exercise that director’s powers and carry out that director’s responsibilities in relation to the taking of decisions by the board in the absence of the alternate’s appointor.

63.2

Any appointment or removal of an alternate must be effected by notice in writing to the Company signed by the appointor, or in any other manner approved by the board, and shall take effect in accordance with the terms of the notice.

63.3

The notice must identify the proposed alternate and, in the case of a notice of appointment, contain a statement signed by the proposed alternate that the proposed alternate is willing to act as the alternate of the director giving the notice.

64	Rights and responsibilities of alternate directors

64.1

An alternate director has the same rights, in relation to any directors’ meeting or directors’ written resolution, as the alternate’s appointor. Without limiting the foregoing, a resolution signed or otherwise agreed in writing (including confirmation given by electronic means) by an alternate need not also be signed or otherwise confirmed by their appointor.

64.2

Except as the articles specify otherwise, alternate directors are deemed for all purposes to be directors, liable for their own acts and omissions, subject to the same restrictions as their appointors, and are not deemed to be agents of or for their appointors.

64.3

A person may act as alternate for more than one director but shall count as only one director for the purpose of determining whether a quorum is present. In addition to his own vote (if any) as a director, an alternate shall be entitled on a resolution of the board or any committee of the board to one vote for every director they represent who is entitled to vote if they were participating and who is not present or, in the case of a resolution in writing, has not signed and does not sign that resolution.

64.4

An alternate director is not entitled to receive any remuneration from the Company for serving as an alternate director, but shall be entitled to be paid such expenses as might properly have been paid to him, and indemnified by the Company to the same extent, as if he had been a director.

65	Termination of alternate directorship

An alternate director’s appointment as an alternate terminates:

(a)	when the alternate’s appointor revokes the appointment by notice to the Company in writing specifying when it is to terminate;

(b)

if his appointor ceases to be a director but, if a director retires but is reappointed or deemed to have been re-appointed at the meeting at which they retire, any appointment of an alternate director made by him that was in force immediately prior to his retirement shall continue after his reappointment; or

(c)

on the occurrence in relation to the alternate of any event which, if it occurred in relation to the alternate’s appointor, would result in the termination of the appointor’s appointment as a director.

DIRECTORS’ POWERS AND RESPONSIBILITIES

66	Directors’ general authority

66.1

Subject to the Acts, the articles and any directions given by special resolution, the directors are responsible for the management of the Company’s business, for which purpose they may exercise all the powers of the Company, whether relating to the management of the business or not, including the power to dispose all or any part of the undertaking of the Company.

66.2	No alteration of the articles and no such direction shall invalidate any prior act of the board that would have been valid if that alteration had not been made or the direction had not been given.

66.3	Provisions contained elsewhere in the articles as to any specific power of the board shall not limit the general powers given by this article 66.

67	Specific powers

67.1

Subject to the articles and the Companies Acts, the board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

67.2

The board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

67.3	The board may change the name of the Company by resolution.

68	Directors may delegate

68.1	Subject to the articles, the board may delegate any of its powers:

(a)	to such person(s) (including any director(s) holding an executive office) or committee;

(b)	by such means (including by power of attorney);

(c)	to such an extent;

(d)	in relation to such matters or territories; and

(e)	on such terms and conditions,

as they think fit.

68.2

Without limiting article 68.1, the board may from time to time provide for management and transaction of the Company’s affairs in any specified locality, either in the United Kingdom or elsewhere, including establish any local or divisional board, or any managers or agents (and fix their remuneration), and delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies.

68.3	If the board so specifies, any delegation may authorise further delegation of the board’s powers by any person to whom they are delegated.

68.4

The board may revoke any delegation in whole or part, or alter its terms and conditions, but any person dealing in good faith and without notice of the revocation or alteration shall not be affected by it.

68.5

The board may appoint any person to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of the articles.

DECISION-MAKING BY DIRECTORS

69	Directors’ discretion to make rules

Subject to the articles, the board may regulate its proceeds as it thinks fit, including make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

70	Directors to take decisions collectively

Decisions of the board may be taken at a directors’ meeting or in the form of a directors’ written resolution.

71	Calling a directors’ meeting

71.1	Any director may call a directors’ meeting, and the Company secretary must call a directors’ meeting if a director so requests.

71.2

A directors’ meeting is called by giving notice of the meeting to the directors. Notice of a meeting shall be deemed to be duly given to a director if it is given to the director personally or by word of mouth or given in writing to the director at their last known address or any other address given by them to the Company for that purpose.

71.3

Notice of a directors’ meeting must be given to each director, but need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the Company not more than seven days after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

71.4

Notice of a meeting of the board shall be delivered to all directors at least seven days before the meeting to the director’s address that was given to the Company in advance, and it shall state the time of the meeting and the place where it will convene, how it is proposed that directors should communicate with each other during the meeting (if it is anticipated that directors participating in the meeting will not be in the same place), as well as reasonable details on all the subjects on the agenda.

72	Participation in directors’ meetings

72.1

The board may hold meetings by use of any means of communication, on the condition that all participating directors can hear each other and can be heard at the same time. A resolution passed at any meeting held in such manner, and signed by the chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the board (or committee, as the case may be) duly convened and held.

72.2	Subject to the articles, directors participate in a directors’ meeting, or part of a directors’ meeting, when:

(a)	the meeting has been called and takes place in accordance with the articles; and

(b)	they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

72.3	In determining whether directors are participating in a directors’ meeting, it is irrelevant where any director is or how they communicate with each other.

72.4

If all the directors participating in a meeting of the directors are not physically in the same place, the meeting shall be deemed to take place where the largest group of participators in number is assembled. In the absence of a majority, the location of the chairman (as appointed by the board) shall be deemed to be the place of the meeting.

73	Number of directors and quorum for directors’ meetings

73.1	The quorum for directors’ meetings may be fixed from time to time by a decision of the board and unless otherwise fixed it is a majority of directors.

73.2

A duly convened meeting of the board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the board. If a quorum is not present, no proposal is to be voted on, except a proposal to call another meeting.

73.3

If a quorum is not present within half an hour from the time appointed for a meeting, or if during a meeting such quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or at such time and place as determined by the directors present at such meeting. If a quorum is not present at any such adjourned meeting within half an hour from the time appointed, then the meeting shall be dissolved. A person who holds office only as an alternate director shall, if their appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

73.4	If the total number of directors is less than five, the continuing directors or director may act only for the purpose of filling vacancies or calling a general meeting.

74	Chairing directors’ meetings

74.1

The board may appoint a director to chair their meetings, and other directors as deputy or assistant chairman to chair directors’ meetings in the chairman’s absence. The board may terminate the appointment of the chairman, deputy or assistant chairman at any time.

74.2

If neither the chairman nor any director appointed generally to chair directors’ meetings in the chairman’s absence is participating in a meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of themselves to chair it.

75	Voting at directors’ meetings: general rules

75.1	Subject to the articles, a decision is taken at a directors’ meeting by a majority of the votes of the participating directors.

75.2	Subject to the articles, each director participating in a directors’ meeting has one vote.

75.3	If the numbers of votes for and against a proposal are equal, the chairman or other director chairing the meeting shall not have a second or casting vote.

75.4

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

76	Proposing directors’ written resolutions

76.1	Any director may propose a directors’ written resolution, and the Company secretary must propose a directors’ written resolution if a director so requests.

76.2

A directors’ written resolution is proposed by giving notice of the proposed resolution to the directors. Such notice must indicate the proposed resolution and the time by which it is proposed that the directors should adopt it.

76.3	Notice of a proposed directors’ written resolution must be given in writing to each director.

77	Adoption of directors’ written resolutions

77.1

A resolution in writing agreed to by all the directors entitled to vote at a meeting of the board or of a committee of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose, a resolution:

(a)	may be by means of an instrument or a communication in electronic form sent to such address (if any) for the time being notified by the Company for that purpose;

(b)	may consist of several instruments or communications in electronic form, each signed by one or more directors, or a combination of both;

(c)	signed by an alternate director need not also be signed by his appointor; and

(d)	signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

78	Committees

The board may make rules of procedure for all or any committees. To the extent not inconsistent with such rules, committees consisting of two or more persons to which the board delegate any of their powers shall follow procedures that are based as far as they are applicable on those provisions of the articles that govern the taking of decisions by directors.

DIRECTORS’ REMUNERATION AND OTHER BENEFITS

79	Directors’ remuneration

79.1

Subject to the Act, until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the board may determine. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of the articles.

79.2

Any director who holds any other office in the Company (including for this purpose the office of chairman or deputy-chairman), or who serves on any committee of the board, or who performs, or undertakes to perform, services that the board considers go beyond the ordinary duties of a director may be paid such additional remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the board may determine.

80	Executive directors

80.1

The board may appoint one or more of their number to the office of managing director or to any other executive office of the Company and any such appointment may be made for such term, at such remuneration and on such other conditions as the board thinks fit. The board may revoke or vary any such appointment but without prejudice to any rights or claims that the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

80.2

The emoluments of any director holding executive office for his services as such shall be determined by the board or a remuneration committee established by the board for this purpose, and may be of any description, including admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

81	Directors’ expenses

81.1	The Company may pay any reasonable expenses that the directors properly incur in connection with their attendance at:

(a)	meetings of directors or committees of directors;

(b)	general meetings; or

(c)

separate meetings of the holders of any class of shares or of debentures of the Company, or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the Company.

81.2

The Company may also fund a director’s expenditure and that of a director of any subsidiary of the Company for the purposes permitted under the Companies Acts and may do anything to enable a director or a director of any subsidiary of the Company to avoid incurring such expenditure as provided in the Companies Acts.

82	Pensions, insurance and other benefits

82.1

The board may decide to make provision for the benefit of persons currently or formerly employed by the Company or any of its subsidiary undertakings (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

82.2

The board may (by the establishment or maintenance of schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or (without limiting articles 82.3 or 103) by insurance, or death, sickness or disability benefits or otherwise, for any person who is or was a director, officer or employee of the Company or of any body corporate which is or has been a subsidiary undertaking of the Company or a predecessor in business of the Company or of any such subsidiary undertaking, and for any member of his family (including a current or former spouse or civil partner) or any person who is or was dependent on him and may (before as well as after he ceases to hold such office) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

82.3	Without limiting articles 82.2 or 103, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a)

a director, officer, or employee of the Company, or any body that is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b)	a trustee of any pension fund in which employees of the Company or any other body referred to in article 82.3(a) is or has been interested,

including insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the relevant body or fund.

82.4

No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to article 82.2 or 82.3. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

DIRECTORS’ INTERESTS

83	Authorisation

83.1

The board may, to the fullest extent permitted by law, authorise any matter that would otherwise involve a director breaching his duty under the Companies Acts to avoid conflicts of interest. Such authorisation shall be effective only if:

(a)	the director has declared the nature and extent of the interest to the directors to the extent required by the Companies Acts;

(b)	the matter in question shall have been proposed for consideration at a meeting of the board, in accordance with the board’s normal procedures or in such other manner as the board may resolve;

(c)

any requirement as to the quorum at the meeting of the board at which the matter is considered is met without counting the director in question and any other interested director (together the Interested Directors); and

(d)	the matter was agreed to without the Interested Directors voting or would have been agreed to if the votes of the Interested Directors had not been counted.

83.2	Any authorisation of a matter under this article 83 must be recorded in writing (but the authority shall be effective whether or not the terms are so recorded) and may:

(a)	extend to any actual or potential conflict of interest which may arise out of the matter so authorised;

(b)	be subject to such conditions or limitations as the board may resolve, whether at the time such authorisation is given or subsequently; and

(c)

be terminated or varied by the board at any time, but this will not affect anything done by the Interested Director(s) prior to such termination or variation in accordance with the terms of the authorisation, and each Interested Director shall comply with any obligations imposed on him by the board pursuant to any such authorisation.

84	Interests

84.1

Subject to the Companies Acts and the articles and provided they have declared the nature and extent of their interest to the extent required by the Companies Acts, a director who is in any way, whether directly or indirectly, interested in an existing or proposed contract, transaction or arrangement with the Company may:

(a)	be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(b)

act by themselves or through their firm in a professional capacity for the Company (otherwise than as auditor) and they, or their firm, shall be entitled to remuneration for professional services as if they were not a director;

(c)

be or become a director or other officer of, or employed by, or a party to a contract, transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is otherwise (directly or indirectly) interested; and

(d)

hold any office or place of profit with the Company (except as auditor) in conjunction with their office of director for such period and upon such terms, including as to remuneration as the board may decide, and that director may participate in the decision-making process for both quorum and voting purposes.

84.2

A director shall not, save as the director may otherwise agree, be accountable to the Company for any benefit that they derive from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate and (without limiting the foregoing) no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit nor shall the receipt of any such remuneration or other benefit constitute a breach of duty under section 176 of the Act.

85	General

85.1	For the purposes of articles 83 and 84 (which shall apply equally to alternate directors):

(a)

a reference to a director includes a reference to a person who is connected (within the meaning given by section 252 of the Act) with such director, and without limiting the foregoing an interest of a person who is connected with a director shall be treated as an interest of the director;

(b)	a contract includes references to any proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract; and

(c)	a conflict of interest includes a conflict of interest and duty and a conflict of duties.

85.2

Subject to the Companies Acts, the Company may by ordinary resolution suspend or relax the provisions of articles 83 and 84 to any extent or ratify any contract not properly authorised by reason of a contravention of any of the provisions of articles 83 and 84.

85.3

If a question arises at a meeting of the board as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or if the director concerned is the chairman, to the other directors at the meeting). His ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final.

PART 5

MISCELLANEOUS PROVISIONS

RECORD DATES

86	Record date

86.1

Notwithstanding any other provision of the articles, the Company or the board may fix the record date and (if applicable) time on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular, or to attend and vote at a meeting. Such record date and (if applicable) time may be before, on or after the date on which the dividend, distribution, interest, allotment, issue, notice, information, document or circular is declared, made, paid, given, or served; but in the case of entitlement to attend or vote at a meeting must be before the time determined for the meeting.

86.2

In the absence of a record date and time being fixed entitlement (i) to any dividend, distribution, interest, allotment, issue, notice, information, document or circular shall be determined by reference to the date on which the dividend is declared, the distribution allotment or issue is made or the notice, information, document or circular made, given or served; and (ii) to attend and vote at a meeting, and how many votes a person may cast, shall be determined by reference to the register of members 48 hours before the time determined for the meeting.

COMMUNICATIONS

87	Notices to be in writing

87.1	A notice to be given to or by any person pursuant to the articles shall be in writing, other than a notice calling a meeting of directors.

87.2

Where any notice is required to be given under the Companies Acts or the articles, to the extent permitted by the Companies Acts, a waiver thereof in writing and signed by the persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

88	Means of communication to be used

88.1

Subject to the Companies Acts and the articles, the Company may send, deliver or serve any notice or other document or information, including a share certificate (Document) to or on a member by whichever of the following methods it may determine:

(a)	personally;

(b)	by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to their registered address, or in any other case, to the person’s usual address;

(c)	by leaving the notice or other document at that address;

(d)

if the member has agreed (generally or specifically) that the Document may be sent or supplied using electronic means (and has not revoked that agreement), by sending the Document using electronic means to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose (generally or specifically);

(e)	in accordance with article 88.2; or

(f)	by any other method approved by the board.

88.2	The Company may also send any Document pursuant to the articles or the Companies Acts to a member by publishing that notice or other document or information on a website where:

(a)	the member has agreed (or is taken to have agreed in accordance with the Companies Acts) to having access to the notice or document or information on a website (instead of it being sent to them);

(b)	the notice or document is one to which that agreement applies;

(c)	the member is notified, in writing, of:

(i)	the publication of the Document on a website;

(ii)	the address of that website;

(iii)	the place on that website where the Document may be accessed and how it may be accessed; and

(d)

the Document is published on that website throughout the publication period (as defined below) provided that, if the Document is published on that website for a part, but not all of, the publication period, the Document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

In this article, publication period means:

(i)

in the case of a notice of an adjourned meeting pursuant to article 39, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in article 88.2(c) above is sent or (if later) is deemed sent,

(ii)

in the case of a notice of a poll a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in article 88.2(c) above is sent or (if later) is deemed sent;

(iii)	otherwise, for the applicable notice period specified in the articles or any applicable provision of the Companies Act; and

(iv)	in any other case, a period of not less than 28 days, beginning on the day following that on which the notification referred to in article 88.2(c) above is sent or (if later) is deemed sent.

89	Communications to joint holders

In the case of joint holders of a share:

(a)	service, sending or supply of any Document on or to one of the joint holders shall for all purposes be deemed a sufficient service on, sending or supplying to all the joint holders; and

(b)

anything to be agreed or specified in relation to any Document to be served on, sent or supplied to them may be agreed or specified by any one of the joint holders and the agreement or specification of the first named in the register of members shall be accepted to the exclusion of that of the other joint holders.

90	Communications to persons entitled by transmission

90.1	If a person who claims to be entitled to a share in consequence of the death or bankruptcy of a holder or otherwise by operation of law supplies to the Company:

(a)	such evidence as the board reasonably requires to show his title to the share; and

(b)	an address at which notices, documents or information may be sent or supplied to such person,

then such a person shall be entitled to have sent or supplied to him at such address any Document to which the relevant holder would have been entitled if the death or bankruptcy or any other event giving rise to an entitlement to the share by law had not occurred.

90.2

Until a person entitled to the share has complied with article 90.1, any notice, document or information may be sent or supplied to the relevant holder in any manner authorised by the articles, as if the death or bankruptcy or any other event giving rise to an entitlement to the share by law had not occurred. This shall apply whether or not the Company has notice of the death or bankruptcy or other event.

91	Communications to directors

Subject to the articles, any Document to be sent or supplied to a director in connection with the taking of decisions by directors also may be sent or supplied by the means by which that director has asked to be sent or supplied with such Documents for the time being. A director may agree with the Company that Documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

92	Failure to notify contact details

92.1

The Company shall not be required to send Documents to a member who (not having a registered address within the United Kingdom) has not supplied to the Company either a postal address within the United Kingdom or an electronic address for the service of notices.

92.2	If:

(a)	the Company sends Documents to a member on two consecutive occasions during a 12-month period; and

(b)	each of those Documents is returned undelivered, or the Company receives notification that it has not been delivered,

that member ceases to be entitled to receive notices from the Company. For these purposes, any Document served, sent or supplied by post shall be treated as returned undelivered if the Document is served, sent or supplied back to the Company (or its agents) and a Document served, sent or supplied in electronic form shall be treated as returned undelivered if the Company (or its agents) receives notification that the Document was not delivered to the address to which it was served, sent or supplied.

92.3	A member who has ceased to be entitled to receive notices from the Company becomes entitled to receive such notices again by sending the Company:

(a)	a new address to be recorded in the register of members, or

(b)

if the member has agreed that the Company should use a means of communication other than sending things to such an address, the information that the Company needs to use that means of communication effectively.

92.4

Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before their name is entered in the register, has been sent to a person from whom they derive their title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under article 101 to a person from whom they derives their title.

92.5	The Company may at any time choose to serve, send or supply Documents in hard copy form alone to some or all of the members.

93	Service of notices

93.1

Any Document that is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and that is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours after the time it was posted (or 48 hours where first class mail or an equivalent service is not employed for members with a registered address in the United Kingdom). In proving such receipt it shall be sufficient to show that such Document was properly addressed, pre-paid and posted.

93.2

Any Document that is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient 24 hours after it was transmitted and in proving such receipt it shall be sufficient to show that such Document was properly addressed.

93.3

Any Document that is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or, in accordance with this article 93, is deemed to have received) notice of the fact that the material was available on the website.

93.4

Without limiting articles 51.2 or 51.3, any Document that is sent or supplied by the Company by means of a relevant system shall be deemed to have been received by the recipient 24 hours after the Company or any sponsoring system-participant acting on the Company’s behalf sends the issuer-instruction relating to the notice, document or information.

93.5

An accidental failure to send or late sending of, or non-receipt by any person entitled to, any Document relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

93.6

A Document served or delivered by the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

93.7

A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

93.8

If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom, by electronic means or by making it available on the website, as a result of the suspension or curtailment of postal services in the United Kingdom or of the relevant communication system in the United Kingdom, notice of general meeting may be sufficiently given to the affected members by advertising the notice in at least one national newspaper published in the United Kingdom. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post or by electronic means to the persons entitled to receive them or, where applicable, notify the affected members of availability on the website, if at least seven days before the meeting the sending or supply of notices by post, by electronic means or by making it available on a website has again become generally possible.

ADMINISTRATIVE ARRANGEMENTS

94	Secretary

The secretary shall be appointed by the board for such term, at such remuneration and on such conditions as the board thinks fit, and the board may remove from office any person so appointed (without prejudice to any claim for damages for breach of any contract between him and the Company).

95	Registers

Subject to the Companies Acts and the uncertificated securities rules, the Company may keep an overseas, local or other register and the board may make and vary such regulations as it thinks fit respecting the keeping of any such register.

96	Company seals

96.1

The seal shall be used only by the authority of a resolution of the board or of a committee of the board. The board may determine whether any instrument to which the seal is affixed shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the board:

(a)

share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical, electronic or other means or may be printed on it; and

(b)

every other instrument to which the seal is affixed shall be signed by two directors of the Company, one director and the secretary of the Company, or at least one authorised person in the presence of a witness who attests the signature. For this purpose an authorised person is any director of the Company or the secretary of the Company, or any person authorised by the board for the purpose of signing instruments to which the seal is affixed.

96.2

If the Company has an official seal for use abroad, it may only be affixed to a document if its use on that document, or documents of a class to which it belongs, has been authorised by a decision of the board or of a committee of the board.

97	Authentication of documents

Any director or the Company secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from any documents comprising or affecting the constitution of the Company and any resolution passed by the Company or the board or any committee or the holders of any class of shares, and any books, records, documents and accounts relating to the business of the Company, in each case whether in physical form or electronic form. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or the board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

98	Destruction of documents

98.1	The Company is entitled to destroy:

(a)

all instruments of transfer of shares that have been registered, and all other documents on the basis of which any entries are made in the register of members, from six years after the date of registration;

(b)	all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address, from two years after they have been recorded;

(c)	all share certificates that have been cancelled from one year after the date of the cancellation;

(d)	all paid dividend warrants and cheques from one year after the date of actual payment; and

(e)

all proxy appointments that have been used for the purpose of a poll from one year after the end of the meeting to which the proxy appointment relates, and all proxy appointments that have not been used for the purpose of a poll from one month after the end of the meeting to which the proxy appointment relates.

98.2	Any document referred to in article 98.1 may be destroyed earlier than the relevant date authorised, provided that a permanent record of the document is made that is not destroyed prior to that date.

98.3

If the Company destroys a document in good faith, in accordance with the articles, and without notice of any claim to which that document may be relevant, it is conclusively presumed in favour of the Company that:

(a)	entries in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed were duly and properly made;

(b)	any instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(c)	any share certificate so destroyed was a valid and effective certificate duly and properly cancelled; and

(d)	any other document so destroyed was a valid and effective document in accordance with its recorded particulars in the books or records of the Company.

98.4	This article does not impose on the Company any liability that it would not otherwise have if it destroys any document before the time at which this article permits it to do so.

98.5	In this article, references to the destruction of any document include a reference to its being disposed of in any manner.

98A	Arrangements in respect of deposit of certain shares into relevant system

98A.1

Immediately upon the effective time occurring pursuant to the BCA (as defined below) (the Effective Time), legal title to each share in the company that was in issue immediately prior to the Effective Time shall be automatically transferred to GTU Ops Inc. (as nominee for Computershare Trust Company, N.A., acting in its capacity as depositary) (and any outstanding share certificate(s) in respect thereof shall be automatically cancelled, in each case without any further action by the member who held such share immediately prior to the Effective Time (the relevant member)), which will hold such share under the terms of the deposit agreement and in respect of which depositary receipts representing the shares shall be issued to the relevant member, for the purpose of onward transfer (directly or indirectly) of such legal title to Cede & Co. (Cede), as nominee for DTC as soon as reasonably practicable after the Effective Time in accordance with and subject to US securities law re-strictions on ownership and transfer and DTC’s other eligibility requirements.

98A.2

The Company may appoint any person as attorney and/or agent for a relevant member to execute and deliver as transferor a form of register removal, transfer or instructions of transfer on behalf of the relevant member (or any subsequent holder or any nominee of such relevant member or subsequent holder) in favour of GTU Ops Inc. (as depositary nominee) or Cede (as the case may be) and do all such other things and execute and deliver all such documents as may in the opinion of the company or any attorney and/or agent appointed by it be necessary or desirable to implement the transfers contemplated by article 98A.1 and otherwise give effect to the arrangements described in this article 98A.

98A.3	In this article 98A, BCA means the business combination agreement entered into on 2 December 2021 between the Company, BOA Acquisition Corp. and Samba Merger Sub, Inc., as amended.

ACCOUNTS

99	No right to inspect accounts and other records

Except as provided by law or authorised by the board or an ordinary resolution of the Company, no person is entitled to inspect any of the Company’s accounting or other records or documents merely by virtue of being a member.

100	Accounts to be sent to members

100.1

In respect of each financial year, a copy of the Company’s annual accounts, the strategic report, the directors’ report, the directors’ remuneration report, the auditor’s report on those accounts and on the auditable part of the directors’ remuneration report shall be sent or supplied to:

(a)	every member (whether or not entitled to receive notices of general meetings);

(b)	every holder of debentures (whether or not entitled to receive notice of general meetings);

(c)	every other person who is entitled to receive notice of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Companies Acts.

DISCLOSURE OF INTERESTS

101	Failure to disclose interests in shares

101.1

If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice under section 793 of the Act (a section 793 notice) and has failed in relation to any shares (default shares, which expression includes any shares issued after the date of such notice in right of those shares) to give the Company the information required by the section 793 notice (and for the avoidance of doubt, in the case of a depositary acting solely in the depositary’s capacity as such, only the information required under Article 101.4(b)) within 14 days from the date of service of the notice, the following sanctions shall apply unless the board determines otherwise:

(a)

the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll;

(b)

where the default shares represent at least 0.25% in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares) any dividend or other money payable for such shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect to receive shares instead of that dividend; and

(c)

where the default shares represent at least 0.25% in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares) no transfer, other than an excepted transfer, of any default shares shall be registered unless (i) the member themselves are not in default of supplying the required information and proves to the satisfaction of the board that no person in default of supplying such information is interested in any of the shares that are the subject of the transfer, or (ii) the uncertificated securities rules require registration of the transfer (but without prejudice to the right of the board under article 24.5(b) to require such shares to be converted into certificated form and to hold the shares in certificated form for so long as the default subsists).

The board may at any time cancel any of the sanctions in relation to any default shares.

101.2	The sanctions in article 101.1 shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a)	a notice of an excepted transfer, but only in relation to the shares transferred; or

(b)	all the information required by the relevant section 793 notice, in a form satisfactory to the board.

101.3

Where, on the basis of information obtained from a member in respect of any share held by them, the Company issues a section 793 notice to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of article 101.1.

101.4	For the avoidance of doubt:

(a)

where any person appearing to be interested in any shares has been served with a section 793 notice and such shares are held by a depositary, the provisions of this Article 101 shall be deemed to apply only to those shares held by the depositary in which such person appears to be interested and not (so far as that person’s apparent interest is concerned) to any other shares held by the depositary in which such person does not have an interest and references to default shares shall be construed accordingly; and

(b)

where the shareholder on whom a section 793 notice has been served is a depositary, the obligations of the depositary (acting solely in the depositary’s capacity as such) shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by the depositary.

101.5	For the purposes of this article:

(a)	excepted transfer means, in relation to any shares held by a member:

(i)	a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 of the Act); or

(ii)

a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded; or

(iii)

a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares;

(b)	interested shall be construed as it is for the purpose of section 793 of the Act;

(c)

a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a section 793 notice, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested; and

(d)	reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i)	to the person having failed or refused to give all or any part of it;

(ii)	to the person having given information which they know to be false in a material particular or having recklessly given information which is false in a material particular; and

(iii)	to the Company knowing or having reasonable cause to believe that the information provided is false or materially incorrect or incomplete.

101.6	Nothing contained in this Article limits the powers of the Company under section 794 of the Act or any other powers of the Company (under the Act or otherwise).

UNTRACED MEMBERS

102	Power to sell shares of untraced members

102.1	The Company is entitled to sell at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if:

(a)

there has been a period of 12 years during which at least three dividends in respect of the shares in question have become due for payment and the dividend warrants and cheques that have been sent in the manner authorised by the articles in respect of the shares in question have remained uncashed (the relevant period);

(b)

before giving the notice referred to in article 102.1(c), the Company has used such efforts as it considers reasonable to trace the member or other person, including engaging, if considered appropriate, a professional asset reunification company;

(c)	the Company has on expiry of the relevant period sent a notice to the last known address of such member or other person, stating that it intends to sell the shares; and

(d)

during the further period of three months following the date of such notice and prior to exercising the power of sale, the Company has not received any communication in respect of such share from the member or person entitled by transmission.

102.2

The Company is also entitled to sell at the best price reasonably obtainable at the time of sale any additional shares in the Company issued during the relevant period in right of any share to which article 102.1(a) applies (or in right of any share so issued), if the criteria in articles 102.1(a) to 102.1(d) (to the extent relevant) are satisfied in relation to the additional shares.

102.3

To give effect to any sale of shares under this article 102, the board may authorise any person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register of members even if no share certificate has been lodged for such shares and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. If the shares are in uncertificated form, in accordance with the uncertificated securities rules, the board may give notice to the operator or other relevant person requiring the share to be converted to certificated form.

102.4

The buyer shall not be bound to see to the application of the purchase monies, nor shall the buyer’s title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. Unless otherwise determined by the board, the net proceeds of sale shall be forfeited and such former member or other person previously entitled to the share shall no longer be a creditor for the proceeds of sale and the Company will not be obliged to account to such persons for, or be liable to such persons in relation to, the proceeds of sale.

DIRECTORS’ INDEMNITY AND INSURANCE

103	Indemnity and insurance

103.1	Subject to article 103.2, a director or former director of the Company or an associated company may be indemnified out of the Company’s assets against:

(a)	any liability incurred by that director in connection with any negligence, default, breach of duty or breach of trust in relation to the Company or an associated company;

(b)

any liability incurred by that director in connection with the activities of the Company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Act); and

(c)	any other liability incurred by that director as an officer of the Company or an associated company.

103.2	This article does not authorise any indemnity that would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

103.3	The board may decide to purchase and maintain insurance, at the expense of the Company, for the benefit of any relevant director in respect of any relevant loss.

103.4	In this article:

(a)	companies are associated if one is a subsidiary undertaking of the other or both are subsidiary undertakings of the same body corporate; and

(b)

a relevant loss means any loss or liability which has been or may be incurred by a relevant director in connection with that director’s duties or powers in relation to the Company, any associated company or any pension fund or employees’ share scheme of the Company or associated company.

WINDING UP

104	Winding up

If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

DISPUTE RESOLUTION

105	Disputes

105.1	The governing law of the articles is English law and the articles shall be interpreted in accordance with English law.

105.2

Unless the Company by ordinary resolution consents in writing to the selection of an alternative forum in the United States, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended (the Securities Act).

105.3	Save in respect of any cause of action arising under the Securities Act, any proceeding, suit or action (including with respect to non-contractual disputes or claims):

(a)	between a shareholder in that shareholder’s capacity as such and the Company and/or its directors arising out of or in connection with the articles or otherwise;

(b)

to the fullest extent permitted by law, between the Company and any of its directors in their capacities as such or as employees of the Company, including all claims made by or on behalf of the Company against its directors; and/or

(c)	between a shareholder in that shareholder’s capacity as such and the Company’s professional service providers,

may only be brought in the courts of England and Wales. For this purpose, court shall mean any court of competent jurisdiction or other competent authority including, for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention. Damages alone may not be an adequate remedy for any breach of this article 105, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

105.4

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in the share capital of the Company shall be deemed to have notice of and consented to the provisions of this article 105.

105.5

If this article 105 or any part of it shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this article 105 and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.